UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

J. Alexander’s Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

466096104

(CUSIP Number)

Slotnik Capital Management LLC

Attn: Loren Sauer

3953 Maple Avenue, Suite 160

Dallas, Texas 75219

(214) 462-9202

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466096104

1.	Names of Reporting Persons. Slotnik Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO, IA

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

CUSIP No. 466096104

1.	Names of Reporting Persons. Overhill Master Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

CUSIP No. 466096104

1.	Names of Reporting Persons. Overhill Master Fund GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

CUSIP No. 466096104

1.	Names of Reporting Persons. Charles B. Slotnik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)
14.	Type of Reporting Person (See Instructions) IN, HC

(1)	Based upon 5,999,735 shares of common stock of the Issuer outstanding as of August 14, 2012, as disclosed in the Form 10-Q filed on August 15, 2012 by the Issuer with the U.S. Securities and Exchange Commission with respect to the quarterly period ended July 1, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the Common Stock of Issuer previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on September 18, 2012 (as amended, the “Schedule 13D”). This Amendment No. 1 is being filed to report a change in beneficial ownership relating to the disposition of shares of Common Stock of the Issuer by the Reporting Persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as disclosed in this Statement.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
8/19/2012	Master Fund		305,557	$14.50	Tender Offer	(1)

(1)	The Master Fund tendered all shares of Common Stock of the Issuer beneficially owned by it pursuant to the tender offer by New Athena Merger Sub, Inc. (“NAMS, Inc.”) for all of the outstanding shares of Common Stock of the Issuer that expired at 5:00 P.M., New York City time, on September 19, 2012, as described in Amendment No. 4 to Schedule TO filed by Fidelity National Financial, Inc., Fidelity National Special Opportunities, Inc. and NAMS, Inc. with the Commission on September 20, 2012.

(d) Not applicable.

(e) On September 19, 2012, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference from Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 18, 2012 by the Reporting Persons with the Commission)”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2012	SLOTNIK CAPITAL MANAGEMENT LLC

	By:	/s/ Charles B. Slotnik
	Name:	Charles B. Slotnik
	Title:	Manager

OVERHILL MASTER FUND, L.P.

By: Overhill Master Fund GP, LLC, as its general partner

	By:	/s/ Charles B. Slotnik
	Name:	Charles B. Slotnik
	Title:	Member

OVERHILL MASTER FUND GP, LLC

	By:	/s/ Charles B. Slotnik
	Name:	Charles B. Slotnik
	Title:	Member

CHARLES B. SLOTNIK

/s/ Charles B. Slotnik

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference from Exhibit 99.1 to the Schedule 13D relating to the Common Stock of the Issuer filed September 18, 2012 by the Reporting Persons with the Commission)